1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 13, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/02/13

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
Title: Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2012/01/12 : Explanation of the report that the company will invest in NT$100 billion for fiber network deployment

2.	Announcement on 2012/01/16 : The company’s board meeting resolves to participate in China Airlines’ secondary equity offering

3.	Announcement on 2012/01/17 : Announcement of the judgment made by Taiwan High Court for the case that Chunghwa Post claims just compensation for the use of its land by Chunghwa Telecom

4.	Announcement on 2012/01/17 : Update of item 18 of the announcement that the company will participate in China Airlines’ secondary offering

5.	Announcement on 2012/01/31 : Clarification of the report that the company’s cash dividend for 2011 will be targeting NT$5.5

6.	Announcement on 2012/02/01 : To announce the acquisition of CPC Corporation Taiwan Corporate Bonds

7.	Announcement on 2012/02/07 : Chunghwa Telecom signs a memorandum of understanding with China Airlines

8.	Announcement on 2012/02/08 : To announce the company’s participation in China Airlines’ secondary offering and the acquisition of 265,200 thousand shares

9.	Announcement on 2012/02/10 : To announce the Company’s January 2012 revenues

10.	Announcement on 2012/02/10 : January 2012 sales